UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-41774

GMEX Robotics Corporation

(Translation of registrant’s name into English)

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

CONTENTS

On May 28, 2026, GMEX Robotics Corporation issued a press release titled “GMEX Robotics Shareholder Letter: Powering the Next Generation of Intelligent Machines”. A copy of the press release is furnished herewith as Exhibit 99.1 and a copy of the investor presentation as Exhibit 99.2, both incorporated by reference herein.

Exhibit No.	Description
99.1	Press Release: GMEX Robotics Shareholder Letter: Powering the Next Generation of Intelligent Machines
99.2	Investor Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2026	GMEX Robotics Corporation

	By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer and Director
(Principal Executive Officer)